UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-56342

CUSIP Number: 92338D101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

VERANO HOLDINGS CORP.

Full Name of Registrant

N/A

Former Name if Applicable

224 W. Hill Street, Suite 400

Address of Principal Executive Office (Street and Number)

Chicago, IL 60610

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Verano Holdings Corp. (the “Company”) will not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period primarily due to a combination of factors relating to the testing and documentation of the Company’s internal controls. This is the first year the Company is a large accelerated filer and therefore its filing deadlines are shorter than they were in the past. Additionally, it is the first year that the Company is required to provide management’s annual report on the Company’s internal control over financial reporting and an attestation report of the Company’s auditor on the Company’s internal control over financial reporting. The Company anticipates that it will be able to file the Form 10-K and its audited financial statements with the U.S Securities and Exchange Commission (the “SEC”) within the fifteen day extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brett Summerer	312	265-0730
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	N/A	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has filed an earnings press release providing its unaudited financial results for the year ended December 31, 2023, as disclosed in greater detail in the Company’s Current Report on Form 8-K filed with the SEC on February 29, 2024.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the timing of the completion of the Company’s financial statements and the filing of the Form 10-K, which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

VERANO HOLDINGS CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2024	By	/s/ Brett Summerer
		Name:	Brett Summerer
		Title:	Chief Financial Officer